FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  May 30, 2002

                             INTERNATIONAL POWER PLC
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes.............No......X.......

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
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         INTERNATIONAL POWER plc - NOTIFICATION OF INTEREST OF DIRECTORS

International Power plc (the "Company") has today been notified by RBC
Trustees (Guernsey) Limited (being the Trustee of one of the Company's employee share ownership trusts (hereinafter referred to as the "Trustee")), that on 28 May 2002 the Trustee acquired 1,273,138 Ordinary shares in the Company at a price of 194.71 pence per share. All the executive directors of International Power plc are (together with all other employees of International Power plc and its subsidiaries) potential beneficiaries of the trust and are therefore treated as becoming interested in the shares acquired by the Trustee.

The Ordinary shares acquired by the Trustee are held for the purpose of satisfying awards made to eligible employees of the Company under the Company's various employee share ownership plans.


Stephen Ramsay

Company Secretary
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                                                INTERNATIONAL POWER PLC
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary